Exhibit 99.1

SO 2017-1 Subscription Plan

SEQUANS COMMUNICATIONS

Société anonyme au capital de 1.502.063,28 euros

Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES

RCS Nanterre 450 249 677

Regulations

Stock Option Subscription Plan – 2017-1

SO 2017-1 Subscription Plan

- CONTENTS -

I -	GENERAL PRINCIPLES OF STOCK OPTION SUBSCRIPTION PLAN

II -	LEGAL FRAMEWORK OF THE PLAN

III -	DESCRIPTION OF THE PLAN

• Granting the Options

• Setting the subscription price for shares obtained by exercising the Options

• Vesting and period of validity of the Options

• Cessation of the Beneficiary’s duties with Sequans Communications or one of its subsidiaries

• Maintaining the rights of Option holders during the exercise period

IV -	REQUIREMENTS AND PROCEDURES FOR EXERCISING OPTIONS

• Procedures and conditions for exercising the Options

• Suspension of the rights to exercise the Options

V -	FEATURES OF SHARES SUBSCRIBED

• Delivery and form of shares

• Rights—Availability

VI -	TAX PROVISIONS

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I – GENERAL PRINCIPLES OF STOCK OPTION SUBSCRIPTION PLAN

The purpose of this plan is to reward and retain employees and/or company officers (hereinafter the “Beneficiaries”) of Sequans Communications (hereinafter “Sequans” or the “Company”) and its subsidiaries within the meaning of Article L.233-3, 1° of the French Commercial code (hereinafter the “Subsidiaries”) by enabling them to share in the growth of the Company.

A stock option subscription plan is a mechanism by which the Beneficiaries have the possibility of subscribing for new shares during a certain period, at a price set on the date the stock options (hereinafter “Options”) are granted, and that remains fixed during the entire period.

In this way, the Beneficiaries participate in the company’s performance through the changes in share value, even before they become shareholders by exercising the Options.

Beneficiaries are reminded that the change in the price of the Sequans’ shares and, consequently, any potential capital gain obtained through the exercise of the Options and sale of the Shares, will depend on Sequans’ performance and results, as well as overall industry and external economic factors.

Nothing in this Plan forms part of the employment contract of a Beneficiary. The rights and obligations arising from the employment relationship between the Beneficiary and the Company or its Subsidiaries are separate from, and are not affected by, this Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

II – LEGAL FRAMEWORK OF THE PLAN

This mechanism is governed, in particular, by articles L.225-177 and following of the French Code de commerce.

In a decision taken on 30 June 2017, a combined general shareholders’ meeting voted in favour of the principle of granting Options that could result in the issuance of up to a maximum of 1,500,000 new ordinary shares with a unitary par value of EUR 0.02, and approved the elimination of shareholders’ pre-emptive subscription rights.

This combined general shareholders’ meeting has defined the conditions of setting of the subscription price for the ordinary shares to be issued upon exercise of each Option and decided that this price would be set by the Board of Directors of the Company, at the fair market value as applicable at the Grant Date of the Options, pursuant to objective methods applicable in the field of assessment of shares (including, as the case may be, the reference to the market price of Company listed shares), and if required, with the assistance of independent experts.

In addition, this decision delegated to the Board of Directors the authority to grant these Options, on one or more occasions, and to determine the beneficiaries and the number of Options to be granted. Furthermore, the Board of Directors was delegated the authority to increase share capital by a maximum amount equal to the total number of Options granted, to record the successive increases in share capital as a result of the exercise of the Options, and to carry out all formalities required as a result thereof.

No person holding more than 10% of Sequans Communications’ share capital can be issued any Options.

Therefore and pursuant to the aforesaid delegation of authority, at a meeting held on 3 July 2017, the Board of Directors established the present Stock Option Subscription Plan – 2017-1 (hereafter the “Plan”), in conformity with the principles set by the combined general shareholders’ meeting and aforesaid statutory provisions.

III – DESCRIPTION OF THE PLAN

The Beneficiaries shall be approved by the Company’s Board of Directors at one or more meetings of the Board of Directors. The date that the grant to specific Beneficiaries is approved by the Board of Directors is the Grant Date.

III-1. Granting the Options

The Options are granted by the Board of Directors free of charge to each Beneficiary and entitle the Beneficiary to subscribe for one new ordinary share with a par value of EUR 0.02 (hereafter a “New Share”).

The number of Options granted to each Beneficiary, as well as the subscription price for the share to be issued pursuant to exercising an Option (as defined under section III-4 below) shall be indicated in the Individual Letter of Notification sent to him/her by the Chairman or his delegate, including notification by email by the Company’s external equity plan administrator, and which is deemed to be an exhibit of this Plan.

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This number of shares underlying the Options cannot be modified during the Options’ period of validity, except in accordance with the requirements provided by law.

Within a period of fifteen (15) days following the receipt of the Individual Letter of Notification informing him/her that Options have been granted to him/her, the Beneficiary undertakes to return to the Company a copy of this Plan and a copy of the Individual Letter of Notification duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of these Plan. Alternatively, the Beneficiary may acknowledge the Notification and terms of the Plan via the on-line platform administered by the Company’s equity plan administrator.

III-2. Determination of exercise price

The exercise price for New Shares to be issued pursuant to an exercise of the Options is set at the closing price of the Sequans Communications American Depositary Share (ADS) listed on the NYSE, on the Grant Date of the Options.

This price is mentioned in the Individual Notification Letter and may not be changed during the Options’ period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

III-3. Vesting and period of validity of the Options

Options are valid for a period of 10 years as from the Grant Date. Any Options not exercised before the expiry of such ten-year period shall automatically become null and void.

Rights to the Options cannot be transferred, except in the case of death.

The Beneficiary acquires the right to exercise the Options, known as vesting, according to the following schedule (“the Vesting Period”):

(i)	first grant after Beneficiary Hire Date: The Beneficiary may exercise 25% of the Options granted beginning on the one-year anniversary of the date he/she joins Sequans Communications or one of its subsidiaries as an employee (“the Hire Date”), and may exercise an additional 1/12th of the remaining 75% of the Options granted beginning on the corresponding day of each three month period thereafter (i.e. quarterly vesting), such that 100% of the Options granted have become exercisable by the 4th anniversary of the Hire Date. For example, if the Hire Date is 12 April 2017 and 160 options are granted on 25 July 2017, 40 options become exercisable beginning 12 April 2017, then 10 options become exercisable beginning, 12 July 2017, another 10 options become exercisable beginning 12 October 2017 and so forth until all 160 options are exercisable as of 12 April 2020.

(ii)	other grant(s): The Beneficiary may exercise 25% of the Options granted beginning on the one-year anniversary of the Grant Date, and may exercise an additional 1/12th of the remaining 75% of the Options granted beginning on the corresponding day of each three month period thereafter (i.e. quarterly vesting), such that 100% of the Options granted have become exercisable by the 4th anniversary of the Grant Date. For example, if 160 options are granted on 26 July 2017, 40 options become exercisable beginning 26 July 2017, then 10 options become exercisable beginning, 26 October 2017, another 10 options become exercisable beginning 26 January 2018 and so forth until all 160 options are exercisable as of 26 July 2020.

Notwithstanding the foregoing, should the duties of the Beneficiary with Sequans Communications or one of its subsidiaries, be suspended on the request of said Beneficiary for a given period, the vesting process and its schedule described above shall be suspended likewise until the end of the aforesaid period.

III-4. Cessation of the Beneficiary’s duties with Sequans Communications or one of its subsidiaries

●	In the event that the Beneficiary’s duties with Sequans Communications or one of its subsidiaries, whether as an employee or company officer, cease, said Beneficiary shall lose all rights with regard to Options that are not yet exercisable on the date that his/her duties cease (i.e. employment contract termination date) in accordance with the schedule for exercising the Options set out in Article III-2 hereinabove.

However, the Beneficiary retains the right to exercise Options that are vested and exercisable for a period of ninety (90) days following the actual termination of his/her duties.

Notwithstanding the above provisions, should the loss of the status as an employee during the Vesting Period be due to one of the following reasons, the Options would be treated as follows:

•	Retirement: A Beneficiary whose date of retirement is effective at least one year after the grant of Options, shall enjoy an accelerated vesting under which all such Options will become immediately exercisable. Such Beneficiary shall have a period of ninety (90) days to exercise the Options, from the effective date of retirement. Such Options shall remain subject to the other conditions of this Plan.

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•	Death: the successors or beneficiaries of a Beneficiary shall have a period of six (6) months to exercise the Options, all of which vest upon the death of the Beneficiary, from the date of death of said Beneficiary; after the expiry of this period, the successors or beneficiaries shall definitely lose the right to exercise unexercised Options. In any case, no exercise shall take place after the expiration of Options.

•	Disability: Beneficiaries with a 2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code—or an equivalent foreign social security regime—retain the right to exercise their Options which are vested and exercisable, but they will remain subject to the other conditions of this Plan.

•	Termination for economic reasons: the Beneficiaries keep the benefit of the right to the Options, which shall vest immediately upon the date of employment contract termination as a result of said dismissal.

•	Termination following an acquisition of Sequans Communications: In the event that a third party acquires a 100% interest in Sequans Communications, the Options awarded to a Beneficiary who is subsequently dismissed within six months of the acquisition, other than for misconduct or gross negligence, shall vest immediately upon the date of employment contract termination as a result of said dismissal, and shall have the right to exercise all of his/her Options within a period of 30 days following the date of said dismissal, notwithstanding the schedule set out above for exercising his/her Options.

•	Sale or closure of a subsidiary: In the event that a company ceases to be a subsidiary of Sequans Communications, all Options held by the employees of such subsidiary, and that have not been exercised before such time, shall automatically and immediately become null and void.

III-5. Maintaining the rights of Option holders during the exercise period

During the entire period of validity of the Options, the Company shall be entitled to proceed with a capital write-off or reduction, a change to the appropriation of profits, a free allotment of shares, a capitalization of reserves, profits or share premiums, a distribution of reserves or any issue of capital securities or securities giving entitlement to an allotment of capital securities conferring a subscription right reserved for shareholders, provided that the Company accordingly take the necessary measures in compliance with applicable legal and/or regulatory provisions.

IV – REQUIREMENTS AND PROCEDURES FOR EXERCISING OPTIONS

IV-1. Procedures and conditions for exercising the Options

All requests for exercising Options, documented by the signature of a subscription certificate specific to the SO 2017 Plan, shall be sent to Sequans Communications, and shall be accompanied by a cheque made out to the Company’s order in an amount corresponding to the number of New Shares subscribed, considering that such shares must be fully paid up in cash at the time of subscription, except in case of settlement of the subscription price by way of a set-off with a debt. If the Beneficiary has been registered in the on-line equity management system established by the Company, exercise of Options shall take place in accordance with the process manual provided to the Beneficiary and/or available from the Company’s human resources department.

Failure to fully pay the exercise price renders the subscription null and void.

IV-2. Suspension of the rights to exercise the Options

If necessary, the Board of Directors may suspend the right to exercise the Options. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment to share capital is carried out.

In such case, Sequans Communications shall inform the Beneficiaries of the Options, indicating the date of the suspension and the date on which the right to exercise Options will be re-established. Such suspension may not exceed 3 months.

If the right to exercise an Option expires during a period in which rights are suspended, the period for exercising the Option shall be extended by the length of the suspension period.

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V – FEATURES OF SHARES SUBSCRIBED

V-1. Delivery and form of shares

New Shares acquired by exercising Options are registered in the books of Sequans Communications as registered shares, which meets the statutory requirements for benefiting from the applicable tax treatment.

V-2. Rights—Availability

New Shares (ordinary shares), shall be subject to all provisions of the memorandum and articles of association and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These New Shares shall be immediately transferable.

Since these shares are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Beneficiaries shall comply with the Insider Trading Compliance Policy of the Company, available on the Company’s intranet and website, and/or from the human resources department.

VI – TAX PROVISIONS

The presentation of tax treatment is provided for informational purposes only. It corresponds to the French legislation in effect as of the date this plan was approved by the Board of Directors.

The Beneficiary shall be responsible for learning about any amendments to the applicable tax treatment.

VI-1. THE TAX PROVISIONS CURRENTLY APPLICABLE TO BENEFICIARIES WHO ARE EMPLOYEES OF SEQUANS COMMUNICATIONS AND WHO ARE DOMICILED IN FRANCE, ARE EXPLAINED BELOW.

1. A Beneficiary who has exercised Options and subscribed for shares of Sequans Communications realizes a gain equal to the difference between the value of the shares on the date the Option is exercised and the subscription price of the shares (“Gain on Exercise”).

Gain on Exercise is taxable at the time of sale of the Shares and are subject to

•	an individual income tax (impôt sur le revenu) : progressive rate up to 45%

•	social security contributions (prélèvements sociaux : CSG, CRDS.) : 8% (5.1% being deductible for income tax purposes)

•	an employee specific contribution (contribution salariale spécifique) : 10%

•	as the case may be, an exceptional contribution on high income (contribution exceptionnelle sur les hauts revenus) : progressive rate up to 4%

Gain on Exercise is exempt from standard social security contributions provided that Sequans Communications—or its affiliates as the case may be—complies with the relevant filing obligations.

2. The capital gain realised at the time of sale is equal to the difference between the sale price of the share and the value of such share on the date the Option is exercised (“Gain on sale”). Gain on Sale is taxed from the first Euro in accordance with the tax treatment of capital gains realised on the sale of securities.

The Gain on Sale is therefore subject to

•	an individual income tax (impôt sur le revenu) : progressive rate up to 45%(*)

•	social security contributions (prélèvements sociaux : CSG, CRDS.) : 15.5% (5.1% being deductible for income tax purposes)

•	as the case may be, an exceptional contribution on high income (contribution exceptionnelle sur les hauts revenus) : progressive rate up to 4%

(*) : The Holder will also enjoy a reduction of

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•	50% if he holds the shares for an additional period of 2 years from the date of exercise

•	65% if he holds the shares for an additional period of 8 years from the date of exercise

Note: In addition, in order to benefit from this specific tax treatment, the Beneficiary must attach to his/her income tax return for the year in which the Options are exercised a certificate that will be provided to him/her by the Company.

3. Wealth tax

Subject to comments from the tax administration, the Shares should, after the Exercise Date, be included in the basis for the calculation of the wealth tax.

4. The tax information contained in this section VI-1 is likely to change in accordance with the applicable statutory and regulatory provisions. Sequans Communications and its subsidiaries shall not liable whatsoever with respect to such tax information and shall have no obligation to provide advice and/or assistance in this regard.

VI-2. TAX PROVISIONS APPLICABLE TO BENEFICIARIES DOMICILED ABROAD.

Beneficiaries domiciled abroad are solely responsible for:

•	Determining the tax provisions applicable to gains resulting from (i) holding the Options, (ii) holding the shares issued as a result of exercising the Options, and (iii) the sale of such shares;

•	Paying all taxes and contributions due as a result.

However, Beneficiaries domiciled abroad might be subject to a French withholding Tax in respect of the Gain on Exercise, to the extent of days worked in France over the vesting period of their Options.

Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

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